SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(x)   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 0-12508

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.
43 SOUTH NINTH STREET
INDIANA, PA 15701

Financial Statements and Supplemental Schedule Thrift Plan for Employees of S&T Bank Years ended December 31, 2004 and 2003 with Reports of Independent Registered Public Accounting Firms

Thrift Plan for Employees of S&T Bank

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Contents
Reports of Independent Registered Public Accounting Firms	4
Audited Financial Statements
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8
Supplemental Schedule	12
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	13
Signatures	14

Report of Independent Registered Public Accounting Firm

Retirement and Thrift Plan Committee
S&T Bank

We have audited the accompanying statement of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 10, 2005

Report of Independent Registered Public Accounting Firm

Retirement and Thrift Plan Committee
S&T Bank

We have audited the accompanying statement of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young , LLP

Pittsburgh, Pennsylvania
May 21, 2004

Thrift Plan for Employees of S&T Bank Statements of Net Assets Available for Benefits
	December 31
	2004	2003

Cash	$64,875	$ -
Participant-directed investments:
Short-term investment funds	2,933,218	3,455,666
Mutual funds	19,414,568	16,251,122
S&T Bancorp, Inc. common stock	36,677,232	29,870,239
Total participant-directed investments	59,025,018	49,577,027

Receivables:
Receivable from Plan Sponsor	765,176	995,098
Receivable from Employees	25,382	73,282
Accrued interest and dividends	357,552	299,399
	1,148,110	1,367,779
Net assets available for benefits	$60,238,003	$50,944,806

See accompanying notes.

Thrift Plan for Employees of S&T Bank Statements of Changes in Net Assets Available for Benefits
	Years ended December 31
	2004	2003

Additions
Contributions:
Employer (participant accounts)	$1,411,188	$1,624,672
Employee-payroll	1,686,178	1,656,929
Employee-rollover	311,140	550,210
	3,408,506	3,831,811

Investment income:
Dividends	1,629,279	1,413,595
Net realized and unrealized appreciation in
aggregate fair value of investments	9,570,325	6,928,359
	11,199,604	8,341,954
Deductions
Distributions to participants	(5,314,913)	(1,746,440)

Net additions	9,293,197	10,427,325
Net assets available for benefits at beginning of year	50,944,806	40,517,481
Net assets available for benefits at end of year	$60,238,003	$50,944,806

See accompanying notes.

1. Summary of Significant Accounting Policies

A description of significant accounting policies of the Thrift Plan for Employees of S&T Bank (the Plan) is presented below.

General

The financial statements have been prepared on the accrual basis of accounting.

Trusteed Assets

The investment assets are held in trust with the Wealth Management Department of S&T Bank (the Trustee).

Valuation of Investments

Investments are stated at estimated fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Short-term investment funds and mutual funds are valued based on quoted market prices as of the end of the plan year.

Realized Gains and Losses

Realized gains and losses from investment transactions are computed principally using the first-in, first-out (FIFO) method.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by S&T Bank (Plan Sponsor and Employer).

The Plan is a vehicle for accepting employee and Employer tax-deferred contributions and employee after-tax contributions. Eligible employees (participants) determine the amount of their deferred cash contributions to the Plan. Employer matching contributions are equal to 50% of the employee contributions, not to exceed 3% of compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. Effective January 1, 2005, the Plan was amended to disallow employee after-tax contributions.

The Plan was amended, effective December 30, 1988, to include an Employee Stock Ownership Plan (ESOP). The ESOP covers substantially all regular employees under the Plan. ESOP contributions are invested primarily in qualified securities (common stock) of S&T Bancorp, Inc. (Bancorp), the parent company of the Plan Sponsor. At December 31, 2004 and 2003, there were no unreleased shares from the Plan.

Effective October 1, 1998, the Plan was amended and restated to permit eligible employees to participate in the Plan upon employment with Bancorp. The Plan was also amended to include automatic participation of eligible participants unless participants elect otherwise. The Plan was also amended to comply with the Small Business Job Protections Act of 1996 and the Taxpayer Relief Act of 1997. A favorable determination letter was received on August 4, 1999.

Effective January 1, 2001, the Plan was amended and restated in its entirety to incorporate revisions of applicable federal regulation. In addition, the restatement revised the hardship distribution rules. A favorable determination letter was received on September 10, 2002.

Effective as of March 1, 2004, the Plan was amended and restated in its entirety to include previous amendments adopted since its last restatement, including amendments for the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). In addition, this restatement incorporated the rules regarding distributions, which were mandated under the provisions of the final and temporary regulations issued under section 401(a) (9) of the Internal Revenue Code, and makes a lump sum distribution mandatory at age 701/2.

Individual accounts are maintained for each participant. Participants may elect to invest their contributions in one or more of various investment options. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made at the direction of the Retirement and Thrift Plan Committee of the Plan Sponsor. Participants are permitted to transfer all balances in their accounts between investment options.

Each participant's account is credited with the participant's contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant's compensation and the participant's fund balances, respectively. The benefit to which a participant is entitled is the amount aggregated in the participant's account. Aggregate participant account balances differ from net assets available for benefits only by routine accruals.

Participants are immediately vested in all amounts credited to their accounts. On termination of service, participants may elect either to receive a lump-sum distribution from their accounts, or to leave their funds in the Plan, provided their balance is at least $5,000.

At December 31, 2004 and 2003, benefit payments in the amount of $332,276 and $105,915, respectively, were owed to participants who had elected to withdraw from the Plan, but had not yet been paid.

The Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

For more complete information about the Plan including participation, vesting, and benefit provisions, refer to the Summary Plan Description, which can be obtained from the Plan Sponsor.

3. Investments

During 2004 and 2003, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value by $9,570,325 and $6,928,359, respectively, as follows:

	Net (Depreciation) Appreciation
	in Fair Value
	2004	2003

Mutual funds	$1,684,440	$2,285,267
Common stock of S&T Bancorp, Inc.	7,885,885	4,643,092
	$9,570,325	$6,928,359

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits is as follows:

	December 31
	2004	2003

Federated Prime Obligations Fund, 2,933,218 and 3,455,666 units, respectively 1	$2,933,218	$3,455,666
S&T Bancorp, Inc., 973,129 and 1,002,357 shares, respectively	$36,677,232	$29,870,239
Dodge & Cox Balanced Fund, 79,199 and 72,434 units, respectively	$6,284,423	$5,290,564
Columbia Acorn Fund, 116,070 and 98,457 shares, respectively 2	$3,070,050	$2,221,193
PIMCO Total Return Fixed Income Fund, 314,344 and 0 units, respectively 3	$3,354,053	$0
Frank Russell Fixed Income Fund, 0 units and 153,877 units, respectively 4	$0	$3,299,125

1. Federated Prime Obligations Fund is less than 5% of the Plan's net assets available for plan benefits in 2004, but greater than 5% in 2003.
2. Columbia Acorn Fund is less than 5% of the Plan's net assets available for plan benefits in 2003, but greater than 5% in 2004.
3. PIMCO Total Return Fixed Income Fund replaced Frank Russell Fixed Income Fund in 2004.
4. Refer to footnote no. 3.

4. Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. The Wealth Management Department of S&T Bank acts as trustee and safekeeping agent.

At December 31, 2004 and 2003, respectively, the Plan held an aggregate of 973,129 and 1,002,357 shares of S&T Bancorp, Inc. common stock valued at $36,677,232 and $29,870,239.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank EIN: 25-0776600 Plan Number: 002 Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) December 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Number of Units or Shares Held	Market Value

Federated Prime Obligations Fund	2,933,218 units	$2,933,218
Mutual Funds:
Dodge & Cox Balanced Fund	79,199 units	6,284,423
PIMCO Total Return Fixed Income Fund	314,344 units	3,354,053
Vanguard Index 500 Fund	17,727 units	1,978,996
Columbia Acorn Fund	116,070 units	3,070,050
Calamos Growth Mid-Cap Stock Fund	36,206 units	1,918,191
Selected American Large Cap Growth	58,061 units	2,140,144
Harbor International Fund	15,660 units	668,711
		19,414,568

S&T Bancorp, Inc.*	973,129 shares of common stock	36,677,232

Total assets held at end of year		$59,025,018

*Indicates party-in-interest to the Plan

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Thrift Plan for Employees of S&T Bank

June 28, 2005
/s/ Robert E. Rout
Robert E. Rout Senior Executive Vice President, Secretary & Chief Financial Officer